Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
NEWS RELEASE
PENGROWTH ANNOUNCES EXECUTIVE APPOINTMENT
(Calgary, February 10, 2010) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) is pleased to announce the appointment of Mr. Robert W. Rosine as Executive Vice President, Business Development, effective March 1, 2010. In his new position, Mr. Rosine will be responsible for the business development activities of Pengrowth, including the identification and execution of acquisitions.
“Bob’s extensive experience in both conventional and unconventional reservoirs in the Western Canadian Sedimentary Basin further enhances Pengrowth’s technical acumen allowing Pengrowth to focus and execute on acquisition opportunities that will create value for our shareholders” said Derek Evans, Pengrowth’s President and Chief Executive Officer.
Mr. Rosine has over 27 years of experience in the energy sector in various executive management and engineering capacities with both private and public oil and gas companies. Prior to joining Pengrowth, Mr. Rosine was President of a private oil and gas company. Mr. Rosine also served as Executive Vice President, Corporate Development with Highpine Oil & Gas Limited, was Co-founder, President and CEO of White Fire Energy Ltd. and Chief Operating Officer of Lightning Energy Ltd.
In addition to his business accomplishments, Mr. Rosine received his Bachelor of Science degree in Mechanical Engineering from the University of Calgary in 1981 and a Bachelor of Science degree in Chemistry from the University of Alberta in 1977. Mr. Rosine is also a registered Professional Engineer in the Province of Alberta and a member of the Society of Petroleum Engineers.
About Pengrowth:
Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operation’s includes production from a number of conventional and unconventional assets and is evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757

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